Exhibit 99.1(a)(13)

Most Recent Posting — 12/1/06
Message from David V. Clarke, CEO, Rinker Group Limited

Several events have transpired since my last communication to you on November 9.  As I know, it is difficult to digest all of the documentation that has been published so I have outlined for you below where we are to date with the Cemex unsolicited takeover offer.

On Tuesday, November 14, 2006, Cemex sent our shareholders a Bidder’s Statement, outlining their offer.  From the November 14 date, our Board of Directors had a maximum of 15 days to respond to Cemex’s Bidder’s Statement.  Please note, during that 15-day time period, all formal communications legally had to stop and Rinker went into a quiet period.  Our Board of Directors formally responded on Tuesday evening, November 28 US time/Wednesday morning, November 29 Australia time with the release of Rinker’s Target’s Statement and the filing of Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission.

What the Target’s Statement says:

•                  In Rinker’s Target’s Statement, our Board has provided 12 specific reasons why the Board unanimously recommends that Rinker’s investors reject Cemex’s Offer.

•                  Our Board has concluded that Cemex’s Offer is opportunistic and far too low, noting that Rinker shares are worth a lot more than Cemex is offering.  Moreover, Cemex’s Offer does not recognize the value of Rinker’s unique combination of assets, which cannot be replicated.  Rinker has also generated outstanding returns for Rinker shareholders, and our Board believes it has a great future that will drive its long-term value.  Cemex’s offer creates value for Cemex’s shareholders at the expense of Rinker shareholders.

•                  Also included in the Target’s Statement is an Independent Expert’s report produced by Grant Samuel & Associates Pty Ltd, an independent Australian firm, which specializes in the preparation of business valuations and independent expert analysis.  Grant Samuel concludes that Cemex’s Offer is neither fair nor reasonable and values Rinker shares at between US$79.25 and US$88.70 per ADR (which translates to between A$20.58 and A$23.04 per share at an exchange rate of A$1.00:US$0.77), including a premium for control.  (Note, Cemex’s Offer is equivalent to US$65.00 per ADR or A$16.88 per share at the above exchange rate)  Grant Samuel believes that “accepting the Cemex Offer of US$13.00 a share [US$65.00 per ADR] would be effectively giving Cemex a free option on recovery of the residential housing sector in Rinker’s key United States markets.”

As employees of Rinker group companies, you should be proud of all your hard work and dedication in building such a fine company.  In the Target’s Statement, the Board of Directors has made a number of decisions relating to the terms and conditions of employment of Rinker’s employees in light of Cemex’s Offer.   These decisions are summarized on Pages 57, 58 and 59 in Sections 5.5 and 5.6 of Rinker’s Target’s Statement. The Board will continue to monitor the employee situation and may implement further measures if appropriate.  I would encourage you to review these sections of Rinker’s Target’s Statement.

The Board remains committed to keeping you fully informed of material developments related to Cemex’s Offer.   We appreciate your continued focus and efforts on business as usual.